Filed by Digene Corporation
pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Digene Corporation
Commission File No.: 000-28194

FOR IMMEDIATE RELEASE
Contact Information:

QIAGEN	Digene
Investors:	Investors:
Dr. Solveigh Mähler	Al Fleury
011-49-2103-29-11710	+1-301-944-7028

Media:	Media:
Dr. Thomas Theuringer	Pam Rasmussen
011-49-2103-29-11826	+1-301-944-7196
QIAGEN AND DIGENE ANNOUNCE EXPIRATION OF
HART-SCOTT-RODINO WAITING PERIOD
Venlo, The Netherlands and Gaithersburg, Md., USA — July 17, 2007 — QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) and Digene Corp. (Nasdaq: DIGE) announced that the antitrust waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired at 11:59 pm EDT on July 16, with respect to the previously announced merger of the two companies. The expiration of the Hart-Scott-Rodino waiting period completes the preclosing antitrust review process, satisfying one of the key conditions required to close the transaction.
On June 3, 2007, QIAGEN and Digene announced that they had entered into a merger agreement, under which QIAGEN will acquire Digene in a transaction that consists of 55% cash and 45% QIAGEN stock. The transaction is subject to the tender of a majority of Digene’s common stock on a fully diluted basis before 11:59 p.m. EST on July 20, 2007, unless the offer is extended, as well as approval by QIAGEN’s shareholders, among other conditions.
QIAGEN and Digene expect to complete the transaction in the August/September time period.

About QIAGEN
QIAGEN N.V., a Netherlands holding company is the leading provider of innovative sample and assay technologies and products. QIAGEN’s products are considered standards in areas such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics. QIAGEN has developed a comprehensive portfolio of more than 500 proprietary, consumable products and automated solutions for sample collection, nucleic acid and protein handling, separation, and purification and open and target specific assays. The company’s products are sold to academic research markets, to leading pharmaceutical and biotechnology companies, to applied testing customers (such as in forensics, veterinary, biodefense and industrial applications) as well as to molecular diagnostics laboratories. QIAGEN employs more than 1,900 people worldwide. QIAGEN products are sold through a dedicated sales force and a global network of distributors in more than 40 countries. In this press release QIAGEN is using the term molecular diagnostics. The use of this term is in reference to certain countries, such as the United States, limited to products subject to regulatory requirements. Current QIAGEN molecular diagnostics products are 34 EU CE IVD assays, six EU CE IVD sample preparation products, one 510k PAX RNA product, nine China SFDA IVD assays and 98 general purpose reagents. Further information about QIAGEN can be found at www.qiagen.com.
About Digene
A leader in molecular diagnostics, Digene develops, manufactures and markets proprietary DNA and RNA tests, with a focus on women’s health. The company’s flagship product, the Digene® HPV Test, is the only FDA-approved and CE-marked test for the detection of human papillomavirus, the cause of essentially all cervical cancers. Digene’s product portfolio also includes tests for the detection of other sexually transmitted infections, including chlamydia and gonorrhea. Digene tests are marketed in more than 40 countries worldwide. Headquartered in Gaithersburg, MD, Digene is traded on NASDAQ under the symbol DIGE. For more information, visit www.digene.com and www.theHPVtest.com.
Forward-Looking Statements
This communication contains certain forward-looking statements, including a statement concerning the month in which the parties expect to complete the transaction. These forward-looking statements are based on management’s current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Digene shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of QIAGEN and Digene, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 20-F, Form 6-K and other periodic reports filed with or furnished to the Securities and Exchange Commission by QIAGEN and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Digene with the Securities and Exchange Commission.
Additional Information
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Digene.

QIAGEN has filed a Registration Statement on Form F-4, as amended, and a Schedule TO, as amended, and Digene has filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with the Securities and Exchange Commission in connection with the transaction. QIAGEN and Digene have commenced an exchange offer and mailed a Prospectus, which is part of the Registration Statement on Form F-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to shareholders of Digene. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from QIAGEN, by directing a request to QIAGEN’s IR department at QIAGEN Strasse 1, 40724 Hilden, Germany, or from Digene, by directing a request to Digene at 1201 Clopper Road, Gaithersburg, MD, 20878.
In addition to the Registration Statement on Form F-4, as amended, the Schedule TO, as amended, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9, as amended, and related exchange offer materials, both QIAGEN and Digene file or furnish annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by QIAGEN or Digene at the Securities and Exchange Commission’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. QIAGEN’s and Digene’s SEC filings are also available to the public at the Securities and Exchange Commission’s web site at http://www.sec.gov, or at their web sites at www.qiagen.com or www.digene.com.
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